UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to              .

Commission file number: 1-9813

GENENTECH, INC. TAX REDUCTION INVESTMENT PLAN

(Full title of the Plan)

GENENTECH, INC.

(Name of issuer of the securities held pursuant to the Plan)

1 DNA Way, South San Francisco, California 94080-4990

(Address of principal executive offices and zip code)

Genentech, Inc. Tax Reduction Investment Plan

In this report, “Genentech,” “we,” “us”, “our” and “the Company” refer to Genentech, Inc. “Common Stock” refers to Genentech’s common stock, par value $0.02 per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrative Committee of the

Genentech, Inc. Tax Reduction Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Palo Alto, California

May 12, 2005

Genentech, Inc. Tax Reduction Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
ASSETS
Investments, at fair value	$511,024,961	$406,243,596
Cash	57,800	556

Receivables
Contribution receivable from Genentech, Inc.	34,111,702	15,904,378
Investment income receivable	679	365
Other receivable	155,537	—

Total receivables	34,267,918	15,904,743

Net assets available for benefits	$545,350,679	$422,148,895

See accompanying notes.

Genentech, Inc. Tax Reduction Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004
ADDITIONS
Investment income
Interest and dividends	$7,432,422
Realized and unrealized gain, net	37,636,772

Total investment income	45,069,194

Contributions
Employee	49,838,947
Employee rollover	11,565,726
Employer	34,111,702

Total contributions	95,516,375

Total additions	140,585,569

DEDUCTIONS
Benefit payments	(17,356,349)
Administrative expenses	(27,436)

Total deductions	(17,383,785)

Net increase	123,201,784

Net assets available for benefits
Beginning of year	422,148,895

End of year	$545,350,679

See accompanying notes.

Genentech, Inc. Tax Reduction Investment Plan

Notes to Financial Statements

December 31, 2004

(1) DESCRIPTION OF THE PLAN

General

The following description of the Genentech, Inc. Tax Reduction Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and was established, effective January 1, 1985, by Genentech (the “Plan Sponsor” and the “Plan Administrator”) for the benefit of its eligible employees. Effective January 1, 2002, the Plan was amended and restated to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan is based on employee systematic salary reductions. The employee’s salary is reduced by the elected savings amount (the “salary deferral contributions”) on a pre-tax basis, which may also include age 50 catch-up and annual bonus deferral contributions. This amount is then invested by the Plan based on the employee’s investment elections. An individual employee’s account is credited with earnings or losses on a pro rata basis as the actual investment funds report their earnings performance.

Individuals eligible to participate under the Plan must be employees of Genentech or employees of an affiliate of Genentech that adopts the Plan with the approval of the Board of Directors of the Plan Sponsor. Such employees become eligible immediately upon hire. However, the following employees or classes of employees are not eligible to participate: (i) any employee who is classified as temporary by Genentech, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (ii) any part-time employee normally scheduled to work less than 20 hours per week, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (iii) any employee who is a member of a collective bargaining unit and who is covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining, unless the agreement specifically provides coverage of such employee under the Plan; (iv) any individual employed by any corporation or other business entity that is merged or liquidated into Genentech, unless Genentech designates such employees as eligible employees; (v) any employee paid from a non-U.S. payroll; or (vi) any employee classified or treated as an independent contractor, consultant, leased employee (as defined under the Internal Revenue Code of 1986, as amended (“the Code”)), or an employee of an employment agency or other entity, even if subsequently determined to have been a common-law employee of Genentech.

Contributions

Effective January 1, 2004, the Plan was amended and restated to modify the employer matching contribution of 100% of salary deferral contributions from up to a maximum of 4% to up to a maximum of 5% of eligible compensation (the “Match”) and to provide a nonelective contribution equal to 1% of each employee’s eligible compensation on behalf of each eligible employee who remains employed at the end of the year (the “Nonelective Contribution”). All participants employed by Genentech on December 31 (the “Effective Date”) are eligible for the Match and Nonelective Contribution, which is funded in cash in the first quarter of the subsequent year.

Salary deferral contributions are accrued and vested when deducted from employee pay; the Match and Nonelective Contribution are accrued and fully (100%) vested on the Effective Date; and qualified rollover contributions are recorded and fully (100%) vested when received by Fidelity Management Trust Company (the “Plan Trustee”). All contributions are invested pursuant to participants’ directions to the Plan Trustee after receipt of contributions by the Plan Trustee. Participants may change the amount of contributions (as a percentage of pre-tax eligible compensation) at any time by contacting the Plan Trustee. Transfers between funds and changes in investment allocations can be made at any time, up to ten times per year, effective upon direction by the participant to the Plan Trustee.

Subject to limitations of the Code, participants in the Plan could elect to defer up to the lesser of $13,000 or 25% of his or her eligible compensation in 2004 and $12,000 or 25% of his or her eligible compensation in 2003.

Investment Options

Each participant can direct the investment of his or her contributions, the Match and Nonelective Contribution to any available investment funds of the Plan (or any combination thereof). The Plan currently offers investments in mutual funds, money market funds, the Company’s common stock and certain other individual securities available through a brokerage account.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Match, the Nonelective Contribution and Plan earnings. All amounts contributed to the Plan are deposited in a trust account with the Plan Trustee. The Plan Trustee has blanket bond insurance covering the full market value of the securities and investments in its custody. Generally, the Plan Trustee’s fees and expenses are paid by the Plan Sponsor and are not charged to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Loans are made to Plan participants at fixed interest rates (presently 2% above the bank prime interest rate), subject to certain restrictions, principally related to a participant’s account balance, permissible loan amount, and repayment through payroll withholding. Loans are repaid through monthly payroll deductions over three or five years, or fifteen years if the purpose of the loan is to purchase a participant’s principal residence.

Conditions of Withdrawal

Distributions under the Plan are made upon a participant’s death, disability, retirement or other termination of employment with us, attainment of age 70-1/2 (applicable only to participants who own 5% or more of Genentech’s stock), or authorized exercise of a participant’s withdrawal rights under the Plan. Upon termination, a participant must consent to a distribution if his or her account balance under the Plan does not exceed and has not exceeded $5,000. Distributions are made upon receipt of the participant’s or beneficiary’s election directing the method of distribution.

Anytime prior to termination of employment with us, the Plan administrative committee may grant a participant’s request for a withdrawal from the participant’s account if the Plan Administrative Committee makes a determination that such withdrawal is necessary in light of the immediate and significant financial needs of the participant and is in accordance with the requirements of the Code and regulations promulgated thereunder. In addition, a Plan participant may withdraw up to the entire balance of his or her Plan account if over age 59-1/2 at the time of withdrawal.

Plan Termination

Our Board of Directors has the right under the Plan to alter, amend or terminate the Plan, or any part of the Plan. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and nonforfeitable. The balances credited to their accounts would remain with the Plan Trustee until the balances become distributable in accordance with the Plan.

Administrative Expenses

The Company pays for the Plan administrative expenses not related to loans. Fees related to the administration of the loans are deducted from each of the applicable participant’s accounts.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (or “GAAP”).

Investment Valuation and Income Recognition

Investments are stated at fair value at year-end. Investments in mutual funds and the brokerage account are valued at the last quoted price on the last business day of the year, which for the mutual funds and brokerage account represents the net asset values of shares held by the Plan at year-end. Money market funds are valued on the basis of historical cost, plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balance, which approximates fair value. Genentech common stock is valued at the quoted market price on the last day of the plan year. All security transactions are recorded on the trade date. Gains and losses on the disposal of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in common stock, mutual funds and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3) INVESTMENTS

The Plan Trustee holds the Plan’s investments and executes all investment transactions. During 2004, the Plan’s investments (including investments purchased, sold and held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock	$6,030,451
Mutual funds	31,606,321

$37,636,772

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2004	2003
Fidelity U.S. Equity Index Pool	$74,173,421	$61,908,930
Fidelity Magellan Fund	67,083,555	60,893,941
Fidelity Growth Company Fund	66,862,410	55,137,354
Genentech Common Stock	49,361,728	36,265,954
Fidelity Balanced Fund	41,064,080	34,428,781
Neuberger & Berman Genesis Trust	37,720,810	23,519,266
Fidelity Retirement Money Market Portfolio	35,117,869	34,280,329
PIMCO Total Return Fund	28,950,881	27,135,834

(4) INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code.

(5) RELATED PARTY TRANSACTIONS

Transactions in shares of Genentech common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2004, the Plan made purchases of approximately $14.2 million and sales of approximately $6.7 million of Genentech common stock on behalf of its employees. In addition, the Plan made in-kind transfers of Genentech common stock to participants of approximately $0.4 million during 2004.

Genentech, Inc. Tax Reduction Investment Plan

EIN: 94-2347624, Plan #001

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value (1)	(e) Current Value
	Mutual Funds:
*	Fidelity Magellan Fund	646,339 shares	$67,083,555
*	Fidelity Growth Company Fund	1,192,481 shares	66,862,410
*	Fidelity Balanced Fund	2,304,382 shares	41,064,080
*	Fidelity Diversified International Fund	716,303 shares	20,514,919
*	Fidelity Freedom Income Fund	61,146 shares	689,117
*	Fidelity Freedom 2000 Fund	13,278 shares	160,401
*	Fidelity Freedom 2010 Fund	280,865 shares	3,825,378
*	Fidelity Freedom 2020 Fund	452,665 shares	6,319,202
*	Fidelity Freedom 2030 Fund	371,511 shares	5,230,877
*	Fidelity Freedom 2040 Fund	295,023 shares	2,439,843
*	Fidelity International Government Income Fund	302,611 shares	3,098,733
*	Fidelity U.S. Equity Index Pool	1,982,187 shares	74,173,421
	PIMCO Total Return Fund	2,713,297 shares	28,950,881
	Clipper Fund	257,726 shares	23,112,893
	Neuberger & Berman Genesis Trust	884,012 shares	37,720,810
	RS Emerging Growth Fund	383,467 shares	12,408,993
	Janus Worldwide Fund	484,796 shares	20,075,417
	Domini Social Equity Fund	95,744 shares	2,828,268

	Money Market Funds:
*	Fidelity Retirement Money Market Portfolio	35,117,869 shares	35,117,869
*	Fidelity Institutional Cash Portfolio	355,546 shares	355,546

*	Genentech Common Stock	906,718 shares	49,361,728

	Assets in Brokerage Link Accounts	(2)	3,595,460

*	Participant Loans	(3)	6,035,160

	Total Investments		$511,024,961

(1)	Cost information is not provided as all investments are participant directed.
(2)	Various investments, including common stocks, mutual funds and money market funds.
(3)	Maturing at various dates through 2019 at interest rates ranging from 6.00% to 11.50%.
*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genentech, Inc. Tax Reduction Investment Plan by Genentech, Inc., Plan Administrator

Date: June 9, 2005	/s/ DAVID A. EBERSMAN
David A. Ebersman Senior Vice President and Chief Financial Officer and Plan Administrative Committee Member for Genentech, Inc. Tax Reduction Investment Plan

Date: June 9, 2005	/s/ THOMAS T. THOMAS II
Thomas T. Thomas II Treasurer and Plan Administrative Committee Member for Genentech, Inc. Tax Reduction Investment Plan

Genentech, Inc. Tax Reduction Investment Plan

Index of Exhibit Filed with Form 11-K

For the Year Ended December 31, 2004

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, filed with this document